Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Nine months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$3,859	$5,776	$5,290	$3,073	$1,252	$611
Add: Interest expense	284	348	354	445	442	246
Add: Interest factor in rental expense	151	210	205	207	278	296
Total earnings	$4,294	$6,334	$5,849	$3,725	$1,972	$1,153

Fixed charges:
Interest expense	$284	$348	$354	$445	$442	$246
Interest capitalized	13	17	18	37	48	67
Interest factor in rental expense	151	210	205	207	278	296
Total fixed charges	$448	$575	$577	$689	$768	$609

Ratio of earnings to fixed charges	9.6	11.0	10.1	5.4	2.6	1.9